UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

Coty Inc.

(Name of Subject Company)

Coty Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Greerson G. McMullen

Chief Legal Officer, General Counsel and Secretary

Coty Inc.

350 Fifth Avenue

New York, New York 10118

(212) 389-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian J. Fahrney Scott R. Williams Christopher R. Hale Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	John H. Butler Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Coty Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 27, 2019. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used in this Amendment but not defined shall have the meanings specified in the Schedule 14D-9.

Item 8.	Additional Information.

The section Entitled “Expiration of the Offer” in Item 8. “Additional Information” is hereby amended and supplemented to include the following sentence:

On May 1, 2019, the Company issued a press release noting the consummation of the Offer and Offeror’s final proration results of the Offer. A copy of the press release is hereby furnished as Exhibit (a)(9) to this Amendment.

Item 9.	Materials to be Filed as Exhibits.

Item 9. “Materials to be Filed as Exhibits” is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Document

(a)(9)	Press Release dated May 1, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coty Inc.

By:	/s/ Greerson G. McMullen
Greerson G. McMullen Chief Legal Officer, General Counsel and Secretary

Dated: May 1, 2019